

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Richard J. Campo
Chief Executive Officer
Camden Property Trust
11 Greenway Plaza
Suite 2400
Houston, Texas 77046

> **Re: Camden Property Trust**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2022**
> **File No. 001-12110**

Dear Mr. Campo:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 24, 2022

General

1. Please expand your discussion to address how the experience of the Lead Independent Trust Manager is brought to bear in connection with your board's role in risk oversight.

2. Please expand upon the role that your Lead Independent Trust Manager plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Trust Manager may:

   • require board consideration of, and/or override your CEO on, any risk matters; or
   • provide input on design of the board itself.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

   • how you apply different oversight standards based upon the immediacy of the risk assessed;

Richard J. Campo
Camden Property Trust
August 31, 2022
Page 2

- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- whether you have a Chief Compliance Officer and to whom this position reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Josh Lebar